Filed pursuant to Rule 424(b)(3)

Registration No. 333-249525

Owl Rock Core Income Corp.

Supplement No. 1 dated December 30, 2020

To

Prospectus dated December 28, 2020

This supplement contains information that amends, supplements or modifies certain information contained in the accompanying prospectus of Owl Rock Core Income Corp. dated December 28, 2020 (the “Prospectus”) and is part of, and should be read in conjunction with, the Prospectus. The Prospectus has been filed with the U.S. Securities and Exchange Commission, and is available free of charge at www.sec.gov or by calling (212) 419-3000. Capitalized terms used in this supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

Before investing in shares of our common stock, you should read carefully the Prospectus and this supplement and consider carefully our investment objective, risks, charges and expenses. You should also carefully consider the “Risk Factors” beginning on page 33 of the Prospectus before you decide to invest in our common stock.

RECENT DEVELOPMENTS

Adviser Change of Control

On December 23, 2020, Owl Rock Capital Group (“Owl Rock”), the parent of the Adviser, and Dyal Capital Partners (“Dyal”) announced they are merging to form Blue Owl Capital (“Blue Owl”).  Blue Owl will enter the public market via its acquisition by Altimar Acquisition Corporation (NYSE:ATAC) (“Altimar”), a special purpose acquisition company sponsored by an affiliate of HPS Investment Partners, LLC (the “Transaction”). Blue Owl will be a leading alternative asset management firm with over $45 billion in assets under management. As a result of the Transaction, Blue Owl will be listed on the NYSE under the new ticker “OWL.”

There will be no changes to our investment strategy, the investment team responsible for managing our investments, or the Adviser’s the process for managing our investments as a result of the Transaction. We will continue to be led by our Chief Executive Officer and Owl Rock co-founder, Craig Packer.

The closing of the Transaction will result in a change of control of our Adviser under the Investment Company Act of 1940, as amended (the “1940 Act”), which will result in the assignment of our investment advisory agreement in accordance with the 1940 Act. The Adviser has proposed an amended and restated investment advisory agreement, which will replace the current investment advisory agreement upon the consummation of the Transaction. All material terms of the amended and restated investment advisory agreement will remain unchanged from our current investment advisory agreements, and such agreement will be subject to shareholder approval.

The final paragraph in the section entitled “SUITABILITY STANDARDS” in the Prospectus is replaced by the following paragraph:

On June 5, 2019, the SEC adopted Regulation Best Interest, which establishes a new standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that enhances the standard beyond suitability. Broker-dealers must comply with Regulation Best Interest commencing June 30, 2020. Regulation Best Interest includes the general obligation that broker-dealers shall act in the “best interest” of retail customers in making any recommendation of any securities transaction or investment strategy, without putting the financial or other interests of the broker-dealer ahead of the retail customer. The general obligation can be satisfied by the broker-dealer’s compliance with four specified component obligations: (i) provide certain required disclosure before or at the time of the recommendation, about the recommendation and the relationship between the broker-dealer and the retail customer; (ii) exercise reasonable diligence, care, and skill in making the recommendation; (iii) establish, maintain, and enforce written policies and procedures reasonably designed to address conflicts of interest; and (iv) establish, maintain, and enforce written policies and procedures reasonably designed to achieve compliance with Regulation Best Interest. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to us exist and may have lower expenses or lower investment risk than us. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. Like existing suitability obligations, the component obligations of Regulation Best Interest contain a quantitative standard. Such quantitative standard may be more or less restrictive pursuant to Regulation Best Interest than under the suitability standard. In addition, broker-dealers are required to provide retail investors a brief relationship summary, or Form CRS, that summarizes for the investor key information about the broker-dealer. Form CRS is different from this prospectus, which contains information regarding this offering and our company. The impact of Regulation Best Interest on broker-dealers cannot be determined at this time as no administrative or case law exists under Regulation Best Interest and the full scope of its applicability is uncertain.

(A) The second paragraph in the section entitled “PROSPECTUS SUMMARY – Compensation Paid to the Dealer Manager and Participating Broker-Dealers” in the Prospectus is modified by adding the sentence below to the end thereof; (B) footnote (7) in the section entitled “FEES AND EXPENSES” in the Prospectus is modified by adding the sentence below before the penultimate sentence thereof; (C) footnote (4) in the section entitled “ESTIMATED USE OF PROCEEDS” in the Prospectus is modified by adding the sentence below before the final sentence thereof; and (D) the final paragraph of the section entitled “Plan of Distribution – Compensation Paid to the Dealer Manager and Participating Broker-Dealers” in the Prospectus is modified by adding the sentence below before the final sentence thereof:

The ongoing servicing fees are similar to sales commissions in that the servicing expenses borne by the Dealer Manager, its affiliates, participating broker-dealers and financial representatives may be different from and substantially less than the amount of ongoing servicing fees charged.

(A) The risk factor entitled “We may face increasing competition for investment opportunities, which could delay further deployment of our capital, reduce returns and result in losses” is modified by adding the sentence below after the first sentence thereof; and (B) the section entitled “BUSINESS – Competition” in the Prospectus is modified by adding the sentence below after the first sentence thereof:

These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer or different risks than we have.

The risk factor entitled “Compliance with the SEC’s Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives” is modified by adding the following sentence after the first sentence thereof:

Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to us exist and may have lower expenses or lower investment risk than us. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients.